

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

José Antônio de Almeida Filippo
Chief Financial Officer
Companhia Brasileira De Distribuicão
Avenida Brigadeiro Luiz Antonio, 3,142
01402-901 São Paulo, SP
Brazil

> **Re:** **Companhia Brasileira De Distribuicão**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 001-14626**

Dear Mr. Filippo:

We issued comments to you on the above captioned filing on November 8, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 4, 2011 to provide a substantive response to these comments or to advise us in writing why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 4, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Donna Di Silvio at (202) 551-3202 or me at (202) 551-3377 if you have any questions.

Sincerely,

Andrew Mew
Accounting Branch Chief